UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2023

(Report No. 3)

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

5 Oppenheimer St.

Rehovot 7670105, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On March 29, 2023, G Medical Innovations Holdings Ltd. (the “Company”) issued a press release titled “G Medical Innovations and AdventHealth in Joint Collaboration to Provide Innovative Remote Patient Monitoring Solutions For AdventHealth Patients in Central Florida.” A copy of this press release is furnished herewith as Exhibit 99.1.

The first two paragraphs and the sections titled “About G Medical Innovations Holdings Ltd.,” “About the AdventHealth Central Florida Division,” and “Forward-Looking Statements” in this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-266090) and on Form S-8 (File No. 333-266063), filed with the SEC, to be a part thereof from the date on which this Report is submitted to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.	Description
99.1	Press release titled: “G Medical Innovations and AdventHealth in Joint Collaboration to Provide Innovative Remote Patient Monitoring Solutions For AdventHealth Patients in Central Florida.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovations Holdings Ltd.

Date: March 29, 2023	By:	/s/ Yacov Geva
		Name:	Yacov Geva
		Title:	Chief Executive Officer

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